SEA RAY
SALES AND SERVICE AGREEMENT

THIS AGREEMENT made this 7th day of December, 2005 between SEA RAY DIVISION of Brunswick Corporation, a Delaware corporation, (hereinafter referred to as “Sea Ray”), having its principal place of business at 2600 Sea Ray Boulevard, Knoxville, Tennessee 37914 and MarineMax, Inc., doing business as MarineMax, with its principal place of business at 18167 US North, Suite 300, Clearwater, Florida 33764, a corporation organized and existing under the laws of the State of Delaware (hereinafter referred to as “Dealer”),*? whereby in consideration of the mutual covenants herein contained, it is agreed as follows:

1. Appointment of Dealers: Sea Ray hereby appoints Dealer as a dealer for the retail sale, display, and servicing of all Sea Ray product(s), parts and accessories (hereinafter “Product” or “Products”) as specified in the then current Sea Ray Products and Programs Manual applicable to Sea Ray dealers selling comparable Products (hereinafter referred to as the “Manual”), from the below described Dealer Location(s), which Products shall be purchased only from Sea Ray or an authorized Sea Ray dealer located in the country in which Dealer is located.

During the term of this Agreement, Sea Ray shall not appoint other dealers to sell Product from a dealer location within the Territory set forth in Paragraph 2 so long as Dealer is in compliance with its material obligations and performance standards under this Agreement and Sea Ray’s then current material policies and programs. Sea Ray reserves the right to modify the Territory or appoint other dealers to sell, display and service Product from dealer locations within the Territory at any time if Sea Ray determines, in its sole discretion, the Dealer is in breach of the material obligations and performance standards of this Agreement and Sea Ray’s then current material policies and programs following notice and the expiration of any applicable cure periods without cure. Provided that similar restrictions apply to all domestic Sea Ray dealers selling comparable Products, Dealer shall not sell, advertise, solicit for

* Dealer agrees that its applicable subsidiaries will execute this Agreement for their respective locations and territories to replace this Agreement and further acknowledge the termination of the previous Sea Ray Sales and Service Agreements with Dealer and its applicable subsidiaries.

sale or offer for resale Products outside of the Territory, provided, however, that Dealer may advertise in recognized and established marine publications with cross-territorial distribution. Sea Ray reserves the right in its sole discretion to monitor or otherwise enforce its policies and procedures applicable to all domestic Sea Ray dealers and will do so on a uniform basis. There are no third party beneficiary rights to such policies and procedures or this Agreement or other dealer agreements.

Sea Ray also reserves the right to make sales or provide service in the Territory based upon legitimate business purposes, and to appoint other dealers or service providers to sell, display, and/or service products, from any other location outside the Territory.

Sea Ray shall have the right to adopt and modify policies and programs related to the Products from time to time in its sole discretion and in accordance with its own reasonable business judgment and it will enforce such policies and programs on a uniform basis. Dealer agrees to comply with such policies and programs, and understands that failure to comply with a material term shall give Sea Ray, following the expiration of applicable cure periods without cure, the right to modify the Territory, appoint other dealers to locations within the Territory, and/or to terminate this Agreement.

2. Location: Dealer shall sell at retail, display, and service Products only at and from the following location(s) (“Dealer Location(s)”). Dealer Location(s) are both sales and service unless otherwise specified in writing:

See applicable subsidiary agreements.

Dealer shall concentrate its sales, display and service effort to within the following Territory:

See applicable subsidiary agreements

Dealer shall not delete, change, or add to the above Dealer Location(s) without the prior written consent of Sea Ray which consent shall not be unreasonably withheld, and Sea Ray may consider any relevant factors and consequences as part of the approval process including but not limited to the Dealer’s qualifications and abilities to perform the Agreement obligations from the proposed Dealer location, the effect such a grant would have on the resulting Territory configuration and adjacent Sea Ray dealer sales, the Dealer’s financial capabilities to successfully operate the business from the Dealer Location, and whether the Dealer will have adequate personnel to manage the business at the Dealer Location. Dealer shall not sell Products for use by or to a purchaser located outside of the country in which the Dealer is located. Dealer shall not sell to others for the purpose of resale without the prior written consent of Sea Ray. Dealer shall not utilize the services of a broker or similar agent to sell Product unless such broker is an affiliated third party of Dealer that is located within the Territory and such broker or agent does not consummate or sell any Product and otherwise complies with the requirements of this Agreement. Dealer agrees to provide appropriate facilities and to assume full and complete managerial authority and responsibility for the service of the Products at and from those Dealer Location(s) specified in this Agreement and for the display and retail sale of the Products at and from each Dealer Location. Additionally, Sea Ray approves of temporary off-site retail activity within the Territory.

3. Dealer’s Responsibilities: Dealer agrees to:

A. Devote its best efforts to aggressively promote, display, advertise and sell Products at each Dealer Location in accordance with the terms of this Agreement and all applicable federal, state and local laws. Dealer shall display and utilize at each Dealer Location signs, graphics and image elements with Sea Ray’s Identification as defined herein, subject to approval by Sea Ray, that will positively reflect the Sea Ray image and promote the retail sale of the Products.

B. Purchase and carry on hand at all times a sufficient inventory of current Products to meet the reasonable demand of customers at each Dealer Location, and Sea Ray’s Minimum Stock Requirements as outlined in the then current Manual.

C. Maintain at each Dealer Location (unless a sales location only, and then service shall be provided at another Dealer Location) a service department that Dealer agrees to staff, train, and equip to promptly and professionally service Products; and to maintain at each Dealer Location parts and supplies to properly service Products on a timely basis.

D. Perform any and all necessary Product rigging, installation, and inspection services prior to delivery to the purchaser as required by the then current Manual and perform post-sale service of all Products originally sold by Dealer and brought to Dealer for service. Dealer will be required to provide or arrange for warranty and service work for Product regardless of the selling dealer of the Product or condition of sale. Sea Ray will exercise reasonable efforts as to this Paragraph 3.D. to address circumstances in which another dealer has made a sale to an original retail purchaser who permanently resides within Dealer’s Territory where such sale is contrary to the terms of the selling dealer’s Sales and Service Agreement. Dealer will provide appropriate instructions to purchasers on how to obtain warranty and service work from the Dealer. Dealer will secure all Product inventory against weathering and damage, and maintain inventory in a like new and unused condition.

E. Furnish each Product purchaser with Sea Ray’s limited warranty on new Products and with information and training as to the safe and proper operation and maintenance of the Product.

F. Complete and submit Sea Ray’s Product registration card and In-Service Checklist promptly upon delivery of the Products to the purchaser and assist Sea Ray in performing Product defect and recall campaigns. In the event Dealer fails to return the card to Sea Ray as required, Dealer shall indemnify Sea Ray against any liability, loss, or damage which Sea Ray may sustain directly as a result of such failure.

G. Maintain complete Product sales, warranty and service records, and report to Sea Ray upon request the name and address of each Product purchaser to the extent required by applicable law.

H. Achieve Product sales and service performance in accordance with fair and reasonable standards and sales levels established by Sea Ray in consultation with Dealer from time to time as described in Paragraph 14 below.

I. Submit to Sea Ray upon request any additional information or clarifying information regarding Dealer’s financial statements and if necessary, consent to full and open disclosure of financial information concerning Dealer between Sea Ray and any financial institution or company which may finance or propose to finance all or part of Dealer’s Product Inventory.

J. Conduct business in manner that preserves and enhances the reputation and goodwill of both Sea Ray and Dealer for providing quality products and services, and refrain from using any false, misleading or deceptive advertising. Submit truthful and accurate statements, reports and information to Sea Ray and any financial institution financing or proposing to finance Dealer’s Product inventory or any purchaser.

K. Maintain an ability to purchase Product inventory via flooring and/or self-financing that is customary to carry on hand and display Sea Ray’s current Product models.

L. Allow the application of any rebates, warranty reimbursements or account credits owed to Dealer as an offset against any losses, debts, or monies owed by Dealer to Sea Ray, or any parent, affiliate or subsidiary of Sea Ray including but not limited to losses or debts applicable to open Products accounts, unpaid retail show space, and to any Sea Ray losses relating to Dealer flooring or financing.

M. Use its best efforts to maintain a CSI rating in compliance with Sea Ray’s CSI standards.

N. Comply with those Dealer obligations that may be imposed or established by Sea Ray applicable to all domestic Sea Ray Dealers including but not limited to those included in the Manual, Sea Ray’s Internet Policy, and the Service Administration Program.

O. Maintain a financial condition which is adequate to satisfy and perform its obligations under this Agreement.

P. Maintain Master Dealer Certification or other applicable certification for each Dealer Location, as such Master Dealer Certification or other applicable certification requirements shall be established from time-to-time by Sea Ray, which certification requirements shall be the same as those applicable to all domestic Sea Ray Dealers who participate in the Master Dealer Certification Program or other applicable certification program. For other Dealer Locations which are added to this Agreement after the execution of this Agreement, Dealer shall obtain and maintain Master Dealer Certification or other applicable certification within no more than two (2) years from the date such Dealer Location has been added to this Agreement, provided that Dealer shall not be required to obtain such certification for such additional Dealer Locations where it is not economically justifiable for Dealer to do so, and at the time of the grant of such additional Dealer Location Sea Ray has agreed such certification shall not be required.

Q. Provide prior written notice to Sea Ray if Dealer desires to make any change in Dealer’s financing of its Product inventory or business and give Sea Ray sufficient time to discuss and review with Dealer the effect of the proposed change.

R. Notify Sea Ray of the addition or deletion of any Dealer Location(s) which notification Dealer agrees shall not be deemed a consent by Sea Ray to such a proposed change.

4. Orders: Dealer agrees to submit orders to Sea Ray in a manner and format prescribed by Sea Ray, applicable to all domestic Sea Ray dealers which orders shall be subject to Sea Ray’s then current terms and conditions of sale which may be modified by Sea Ray at any time for all domestic dealers as deemed reasonably necessary. Any order which does not comply with Sea Ray’s terms and conditions need not be filled by Sea Ray provided, however, that Sea Ray shall promptly notify Dealer of such noncompliance. Any additional or different terms submitted by Dealer will be void and of no effect. Dealer cancellation of orders will be subject to Sea Ray’s then current cancellation policy applicable to all domestic Sea Ray dealers. All orders submitted by Dealer are subject to acceptance by Sea Ray.

5. Prices: The Products sold to the Dealer by Sea Ray shall be on the basis of price lists published by Sea Ray from time to time for its domestic dealers, less any applicable discounts allowed by Sea Ray’s programs. Sea Ray shall have the right to revise the price lists or applicable discounts on programs applicable to all of its domestic dealers at any time and agrees to promptly notify Dealer of any such change. The Product prices charged to Dealer will be the lowest price then charged to other domestic dealers subject to Dealer meeting all the requirements and conditions of Sea Ray’s applicable programs, and provided that Sea Ray may in good faith, charge lesser prices to other dealers to meet existing competitive circumstances, for unusual and limited duration non-ordinary business circumstances, or for limited duration promotional programs. Sea Ray shall have no obligation to reimburse Dealer for any loss which Dealer may sustain by reason of any change in price, program, or discount for which notice was provided in accordance herewith. Terms of payment will be as specified from time to time by Sea Ray. Dealer will pay Sea Ray the lesser of 1.5% late charges per month or the maximum permitted by applicable law on any past due invoice. Sea Ray may refuse shipment for any credit reason, including Dealer’s failure to pay for a prior shipment and shall immediately notify Dealer in such event. Dealer will reimburse Sea Ray for all reasonable and necessary costs in collecting past due accounts, including attorney fees and court costs. Dealer hereby grants to Sea Ray and Sea Ray hereby retains a security interest in all Products sold to Dealer and all proceeds arising out of the sale of the Products until such Products are paid for in full. Dealer agrees to sign, file, authenticate, and authorize the signing, filing and authenticating by Sea Ray of such financing statements and other documents and do such other acts, as Sea Ray may request to establish and maintain a valid and protected security interest in the Products.

6. Shipments: All shipments of Products shall be made FOB the Sea Ray factory designated by Sea Ray, at which time title shall pass. Dealer shall pay all applicable shipping, transportation, delivery, and handling charges for Products ordered. If Dealer fails to accept delivery of any Products ordered, other than material non-conforming Products that must be returned to Sea Ray for repair, Dealer shall reimburse Sea Ray for any costs incurred, including returning such Products to Sea Ray. If Sea Ray ships Products not ordered by Dealer, Dealer shall have the right to refuse delivery, in which event Sea Ray shall pay all costs incurred in returning same to Sea Ray. Shipments shall be subject to Sea Ray’s production schedule and availability of materials or transportation equipment. No liability shall be sustained by Sea Ray by reason of its not filling any order due to circumstances beyond its reasonable control such as, but not limited to, labor disputes, natural disasters, accidents to machinery, acts of God, acts of or threatened acts of war or terrorism, material shortages, regulations, demands for goods exceeding Sea Ray’s available supply or any other cause beyond Sea Ray’s control. In the event of any delay in delivery, failure to fill orders or other default or damage caused by any of the foregoing, Sea Ray may, at its option and without liability, cancel all or any portion of the applicable orders to the extent affected by the event of force majeure and/or extend any date upon which performance is due hereinunder.

7. Risk of Loss: Risk of loss for Products ordered by Dealer shall pass to Dealer at the time the Products or parts are tendered to the designated carrier at the Sea Ray factory. Sea Ray will arrange for insurance from the shipping point to the final delivery point. Dealer will be the loss payee on any claim. Sea Ray will assist Dealer in the processing and collection of any claims against the carrier contracted by Sea Ray.

8. Payment — Claims: All sales of Products to Dealer shall be paid for in advance by Dealer, unless otherwise agreed between Sea Ray and Dealer. All claims for shortage or damages or unacceptable Product shall be made pursuant to Sea Ray’s then current policy on shipment damage and claims procedures applicable to all Sea Ray domestic dealers. The failure of Dealer to give such notification as set forth in Sea Ray’s then current shipment damage and claims procedures policy shall constitute a waiver of any such claim. Dealer shall cause to be paid or shall make reimbursement to Sea Ray in full for any and all taxes, duties, or other charges imposed by federal, state, municipal, or other governmental authority upon Dealer’s purchase under this Agreement.

9. Product Modification: Sea Ray shall have the right to discontinue the sale of Products or to modify the design, specifications and components of Products at any time provided, however, that Sea Ray shall notify Dealer, prior to shipment, of any major changes with respect to Products previously ordered by Dealer but not yet delivered, in which event Dealer shall have the right to terminate such order within five (5) business days after such notification by providing written notice to Sea Ray. The failure to provide such timely written notification shall be deemed acceptance by Dealer of such changes.

10. Warranties: Dealer agrees to:

A. Sell Products only on the basis of Sea Ray’s published applicable limited warranty and make no other warranty or representations concerning the limited warranty, express or implied, either verbally or in writing.

B. Display at each Dealer Location that Product warranty information required by applicable law and furnish and make known to the first-use purchaser at the time of delivery the appropriate operations and maintenance manual provided by Sea Ray, instructional information for the use and operation of the Product consistent with the operations and maintenance manual, the Product installation instructions, if any, together with Sea Ray’s written limited warranty, including all disclaimers and limitations thereto.

C. Subject to the terms of the applicable limited warranty, expressly inform the purchaser in writing that no Sea Ray warranty applies if the Product is “used”, which includes personal or substantial demonstration use by the Dealer unless Sea Ray expressly authorizes such warranty in writing or the existing balance of the warranty is transferable and is transferred. No Product warranty shall apply if the design or material of the Product is substantially modified without the express authorization of Sea Ray in writing.

D. Provide timely warranty service on all Product presented to Dealer by purchasers in accordance with Sea Ray’s then current warranty service program applicable to all domestic Sea Ray dealers selling comparable Products. Dealer agrees to make all claims for reimbursement under Sea Ray’s warranty service program in the manner reasonably prescribed by Sea Ray. Sea Ray may revise its warranty service program from time to time, providing Dealer with written notification of all revisions, and those revisions will supersede all previous programs.

E. To verify the accuracy of the warranty claims submitted to Sea Ray by Dealer and the service provided by Dealer with regard to such warranty claims, provide Sea Ray with access to its applicable books and records, and provide such additional documentation which Sea Ray may reasonably request. In the event Sea Ray finds errors in the aggregate greater than 5% of reviewed claims submitted by Dealer and paid by Sea Ray, Sea Ray may calculate the percentage rate of error; and using that percentage rate of error, extrapolate the amount owed to Sea Ray for up to three (3) prior years of all paid claims made by Sea Ray to Dealer. Within thirty (30) days of such notice of such amount, Dealer shall either pay the extrapolated amount to Sea Ray or pay the cost of a full audit by Sea Ray or Sea Ray’s designee or at Dealer’s option and expense, a third party auditor reasonably acceptable to Sea Ray and Dealer and pay to Sea Ray that amount, if any, found to be owing to Sea Ray as a result of such audit. Sea Ray agrees to honor all legitimate warranty claims on Products when made by purchaser through Dealer in the manner reasonably prescribed by Sea Ray. Sea Ray shall respond to all proper and legitimate warranty claims submitted by Dealer within the time period described in the then current Manual. Sea Ray agrees to pay or credit all accepted and undisputed claims within sixty (60) days after receipt of all required documentation or within the period of time set forth in the Manual whichever is earlier.

11. Indemnification.

A. In order to obtain preferred boat show space at discounted rates for Dealers, Sea Ray may contract with and agree to indemnify boat show sponsors and other related parties. Accordingly, Dealer shall defend, indemnify and hold harmless Sea Ray, and any boat show sponsor which Sea Ray has agreed to indemnify, from any and all claims, causes of action, and suits, including claims of negligence arising either directly or indirectly out of Dealer’s use of boat show space originally obtained by Sea Ray.

B. Sea Ray agrees to indemnify and hold harmless Dealer for losses, cost and expense to the extent such losses, cost or expense result from any third party claim related to its negligent acts or omissions involving the original design or manufacture of any Product at the time it left Sea Ray’s possession or control, the repair of any Product performed by Sea Ray or any breach of this Agreement. Sea Ray, at its expense and through counsel of its own choosing, may defend any litigation that may arise out of any claims covered hereby, and Dealer agrees to cooperate at its own expense and provide Sea Ray with any available information as may be reasonably necessary to such defense. In the event Sea Ray elects not to defend any litigation that may arise out of any claims covered hereby, Sea Ray will be responsible for Dealer’s reasonable attorney fees on a pro-rated basis to the extent such losses are subject to indemnification pursuant to this Agreement. These obligations shall survive the expiration or termination of this Agreement.

C. Dealer agrees to indemnify and hold harmless Sea Ray for losses, cost and expense to the extent such losses, cost or expense result from any third party claim related to its negligent acts or omissions involving Dealer’s improper application, use or repair of the Products, statements or representations not specifically authorized by Sea Ray, including warranties inconsistent with Sea Ray’s standard limited warranty, and the installation of any after market components or any other modification or alteration to the Product, or any breach of this Agreement. Dealer, at its expense and through counsel of its own choosing, may defend any litigation that may arise out of any claims covered hereby, and Sea Ray agrees to cooperate at its own expense and provide Dealer with any available information as may be reasonably necessary to such defense. In the event Dealer elects not to defend any litigation that may arise out of any claims covered hereby, Dealer will be responsible for Sea Ray’s reasonable attorney fees on a pro-rated basis to the extent such losses are subject to indemnification pursuant to this Agreement. These obligations shall survive the expiration or termination of this Agreement.

D. The provisions in this Paragraph 11 regarding indemnification do not apply to claims by third parties in which there has been a judicial determination the indemnifying party does not have liability to the third party.

12. Repossession or Repurchase of Product by Sea Ray: Dealer shall be liable to and reimburse Sea Ray for any and all losses or deficiencies on the sale or disposition of any Product purchased by Dealer pursuant to this Agreement which is repossessed or repurchased by Sea Ray for any reason whatsoever, except as contemplated in 16G hereof. Dealer agrees to pay Sea Ray a twenty percent (20%) restocking fee in connection with all repossessions or repurchases, except as contemplated in 16G hereof. Dealer shall also be liable for any and all discounts, volume rebates, or other sales incentives paid to Dealer on Product repurchased, and all reasonable attorney’s fees, court costs, and expenses incurred in connection with such repossession or repurchase. Dealer agrees to provide Sea Ray, upon request, guarantees or other adequate security to cover any repurchase or financial obligations that Sea Ray may assume in connection with Dealer’s flooring or financing.

13. Trademarks and Service Marks: Dealer acknowledges that Sea Ray or its affiliated companies are the exclusive owners of various trademarks, service marks, trade designations, logos and trade dress (collectively “Identification”) which Sea Ray uses in connection with Products and its business. Dealer is authorized to use Identification only in the manner prescribed by Sea Ray, only in connection with the promotion and sale of Products, and only until the expiration or termination of this Agreement. Dealer shall not use Identification in any unauthorized manner or in any manner that adversely reflects upon the reputation of Sea Ray or in relation to any other matter that is a breach of this Agreement. Dealer shall not use Identification or intentionally advertise outside of the Territory to the extent prohibited by the terms of this Agreement, without Sea Ray’s express written consent and shall comply with Sea Ray’s announced Internet Policy. Authorization shall not be interpreted as a license for use of Identification. Dealer acquires no proprietary rights with respect to Identification, and this authorization shall terminate simultaneously with the termination or expiration of this Agreement. In the event of expiration or termination of this Agreement, Dealer shall immediately discontinue use of Identification in any way whatsoever and shall thereafter not use, either directly or indirectly, any Identification or any confusingly similar Identification in a manner likely to confuse, mistake, or deceive the public. Dealer may continue to use Identification for a reasonable period of time in the event Sea Ray does not repurchase Dealer Product inventory as long as such Identification use remains subject to the terms of this Agreement.

14. Performance Standards: Sea Ray, after consultation with Dealer, will establish fair and reasonable standards of sales performance for the Dealership. Such standards are based on factors such as population, sales potential, market share percentage of the Products sold in the Territory as compared to competitive products sold in the Territory, economic conditions at the Dealer Location(s), competition from other marine dealerships in the area, past sales history, number of locations, and any special circumstances that may affect the sale of Products or the Dealer. Sales performance under this Agreement for the Product model year indicated is agreed to as shown on attached Exhibit A, the Dealer Commitment Acknowledgment.

15. No Agency Created: It is understood and agreed that Dealer is not, nor shall it at any time represent itself to be, the agent, employee, representative, partner, or franchisee of Sea Ray for any purpose. Dealer shall not enter into any contract or commitment in the name of or on behalf of Sea Ray. Sea Ray has no fiduciary duty to Dealer pursuant to this Agreement or the relationship between the parties. Dealer is not required to pay, and shall not pay, to Sea Ray any fee for the right to purchase the Products.

16. Term of Agreement — Termination:

A. Upon execution by Sea Ray, the term of this Agreement shall be from December 6, 2005 until June 30, 2015 (hereinafter the “Initial Term”) subject, however, to the provisions set forth below and in Paragraph 18 that provide for earlier termination. Where such Agreement has not been terminated as set forth below and in Paragraph 18, this Agreement shall automatically renew for three (3) year periods upon the expiration of the Initial term or any renewal period.

B. This Agreement may be terminated by Sea Ray upon the giving of at least sixty (60) days prior written notice to Dealer when: (1) Dealer fails or refuses to place a minimum stocking order of the next model year’s Products, as outlined in the then current Manual applicable to all domestic Sea Ray dealers on or before sixty (60) days following the beginning of the Product model year, or (2) Dealer fails to meet its financial obligations as they become due to either Sea Ray or lender(s) financing Products. Sale of Product to Dealer after termination shall not be deemed renewal or extension of this Agreement.

C. This Agreement may be terminated at any time by the mutual consent of the parties.

D. Either party may, upon sixty (60) days written notice to the other stating the reasons therefore, terminate this Agreement upon the other party’s breach or default in any of the material obligations, performance standards, covenants, representations, warranties, or duties imposed herein or in the Manual and provided that the breach or default has not been cured during the notification period . For those matters in which a cure cannot be completed within the notification period, Dealer must begin good faith efforts to cure within the notification period and there must be complete cure within a reasonable period of time. If the breach or default is not subject to cure (such as the commission of an act of bad faith), this Agreement may be terminated immediately, effective upon notice to the breaching or defaulting party.

E. This Agreement may be immediately terminated by a party upon written notice to the other party if any of the following occur with regard to the other party: (1) the other party ceases to exist; (2) the other party becomes insolvent or takes or fails to take any action which constitutes an admission of inability to pay debts as they mature; (3) the other party makes a general assignment for the benefit of creditors to an agent authorized to liquidate any substantial amount of assets; (4) the other party becomes a subject of an “order for relief” within the meaning of the United States Bankruptcy Code; (5) the other party applies to a court for the appointment of a receiver for any assets or properties; (6) the other party makes a fraudulent misrepresentation that is material to this Agreement; (7) the other party engages in other incurable acts of bad faith. This Agreement may be terminated immediately by Sea Ray upon the occurrence of a prohibited assignment, delegation or subcontracting without consent as described in Paragraph 18A below or the commission by Dealer of any act of fraud upon Sea Ray, which is material to this Agreement.

F. This Agreement may be terminated by Sea Ray (notwithstanding and in addition to the provisions of subparagraph D and other subparagraphs) upon the giving of at least fifteen (15) days prior written notice to Dealer where there are unpaid sums due and owing to Sea Ray that remain unpaid, in whole or part, at the end of such notice period, unless such amount is disputed in good faith by Dealer.

G. On or before the termination of this Agreement, Dealer shall provide written notice to Sea Ray of all Products subject to possible repurchase by Sea Ray, including Product serial numbers and the Dealer’s net purchase price for each Product. Upon the termination of this Agreement (including expiration and failure to extend the Agreement or enter into a new agreement), Dealer shall offer to sell to Sea Ray or Sea Ray’s designee, at Dealer’s net purchase price (not including transportation, insurance, freight, or financing costs), less any discounts or rebates previously allowed by Sea Ray’s program (“Dealer Purchase Price”), Dealer’s entire stock of Products in a new, unused and undamaged condition. Sea Ray shall have thirty (30) days after the termination of this Agreement to inspect the Products and determine if it will accept Dealer’s offer of sale, which acceptance shall be provided by a written notice given to Dealer. Except as expressly described herein, Sea Ray shall not be obligated to repurchase Products if this Agreement is terminated or expires or is not renewed. Dealer shall sell such Products to Sea Ray or its designee, and such repurchase is conditional upon Dealer’s ability to sell such Products, with good and merchantable title, free and clear of all liens and encumbrances, and in the condition that such Products were at the time of Sea Ray’s inspection, if applicable. Dealer shall deliver all title documentation reasonably requested by Sea Ray, and Dealer shall execute a limited power of attorney on behalf of Sea Ray for purposes of executing all necessary title documentation. Payment for purchased Product shall be, at Sea Ray’s option, by credit, offset, or payment made to Dealer within ten (10) days after Sea Ray’s acceptance of the purchased Product.

H. If Sea Ray terminates or Sea Ray and Dealer mutually terminate this Agreement prior to its expiration date, provided the termination is not for quality of warranty service, fraud, bad faith, or financial instability or insolvency of Dealer, Sea Ray will nevertheless continue to sell warranty parts and accessories for Products on a cash on delivery basis for a period not to exceed twelve (12) months in order that Dealer may continue to provide warranty service on Products which have outstanding warranties subject to Dealer’s compliance with the terms and conditions of Sea Ray’s warranty and parts program applicable to all domestic Sea Ray dealers.

I. At the end of the Initial Term and any renewal period thereafter, either party may terminate this Agreement upon the giving of at least ninety (90) days prior written notice to the other party (which notice may be given prior to the end of the Initial Term) of its intent not to renew or extend the Agreement.

J. Any period of time described in the Agreement shall be modified to include such different period of time that may be required by applicable law.

17. Governing Law: This Agreement has been signed by Dealer on the date reflected below, and shall become binding upon the execution by Sea Ray at its headquarters in Tennessee, U.S.A. This Agreement shall be governed, interpreted and construed according to the laws of the State of Tennessee, U.S.A., without regard to applicable conflicts of law.

18. Assignability:

A. This appointment and Agreement is made and entered into with the distinct understanding that it is personal with the Dealer is not, whether by operation of law or otherwise, assignable or in any part delegable or transferable unless the express written consent of Sea Ray is obtained provided however that Dealer may assign the appointment and the Agreement to a subsidiary or affiliate without consent. Unless first approved by Sea Ray in writing, any purported assignment, delegation or subcontracting of Dealer’s rights and obligations under this Agreement by Dealer (other than to a subsidiary or affiliate) may immediately render this Agreement terminated in Sea Ray’s sole discretion.

B. Sea Ray may not assign this Agreement without the prior written consent of Dealer, except that no such consent is necessary with respect to assignment of this Agreement to any Sea Ray subsidiary or affiliate. An assignment by Sea Ray to any subsidiary or affiliate shall not relieve Sea Ray from any obligation or responsibility provided for under the terms of this Agreement. Upon any sale of the business or the assets of Sea Ray to a nonaffiliated third party, and where Dealer does not agree to the assignment, this Agreement shall be terminated. Sea Ray shall be released from any further obligations and liabilities to supply Products to Dealer under this Agreement.

19. Notices, Communications:

A. Any written notice given pursuant to this Agreement shall be either hand delivered (by courier or otherwise), or mailed, postage prepaid, by Registered or Certified Mail, return receipt requested, to the party identified below at the respective address listed below. Notice may also be given by fax if a copy is also mailed in the manner described herein. Such notice shall be deemed to be given upon first receipt. A change of address may be given by such notice.

To Sea Ray: Rob Parmentier SR. VICE PRESIDENT SALES & MARKETING Sea Ray Division of Brunswick Corp. 2600 Sea Ray Boulevard Knoxville, Tennessee 37914	To Dealer: William H. McGill, Jr. PRESIDENT MarineMax, Inc. 18167 US Highway 19 North, Suite 300 Clearwater, Florida 33764

With a copy to:	With a copy to:

Brunswick Boat Group Legal Department Attention: H. Douglas Kitts 800 S. Gay Street, Suite 1700 Knoxville, Tennessee 37929 Tel: (865) 582-2200 Fax: (865) 582-2399	MarineMax, Inc. Legal Department Attention: Paulee Day 18167 US Highway 19 North, Suite 300 Clearwater, Florida 33764 Tel: (727) 531-1700 Fax: (727) 450-1162

B. Dealer hereby grants permission and consent to Sea Ray and to those entities who are authorized by Sea Ray to send or transmit communications (including but not limited to facsimiles, wireless communications, and e-mails) to Dealer and Dealer’s officers, directors, employees, subsidiaries and affiliates, and their permitted successors and assigns. Such communications are not limited in content and may include advertisements, and Dealer understands that by providing such consent it may incur costs that are related to the receipt of such communications. Dealer further agrees that such communications may be sent to any telephone number or electronic media address applicable to those who have herein granted consent.

20. Entire Agreement — Non-Waiver: This Agreement contains the entire agreement between the parties with respect to the matters set forth herein except as otherwise provided in the Master Dealer Addendum that may be entered into between the parties and may not be amended or modified except by a written instrument signed by Sea Ray and Dealer that expressly states that the writing constitutes a rider or modification to this Agreement, provided that, subject to the provisions of this Agreement, Sea Ray may in its sole discretion and from time to time make changes in accordance with its own reasonable business judgment to the Manual, policies, programs and Sea Ray’s Internet Policy applicable to all domestic Sea Ray dealers upon the giving of notice to Dealer. This Agreement terminates and replaces all prior agreements made between the parties and there are no other agreements regarding the matters herein provided that each party shall remain obligated to the other for any monies owed under such prior agreements between the parties; and except for payments to be made to Dealer in the ordinary course of business or claims of third parties, there are no other monies, claims, or actions which may give rise to or result in any compensation or monies being owed to Dealer by Sea Ray. Failure on the part of Sea Ray or Dealer to enforce any term of this Agreement shall not constitute a waiver thereof. The Manual and its content as well as the Sea Ray Internet Policy is incorporated herein by reference.

21. Severability – Existing Claims: Whenever possible, each paragraph of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any portion of this Agreement is deemed invalid or unenforceable, the remaining sections shall still be enforceable unless removal of that portion so materially alters the risks and benefits to either party that enforcement would be substantially unfair. In such a case, the parties agree to immediately negotiate a substitute clause to restore each party as closely as possible to the risks and benefits originally assumed. Dealer represents to Sea Ray that it is not aware of any claims, causes of action, or disputes that it has or may assert against Sea Ray that arise out of or have accrued prior to the effective date of this Agreement. Dealer further represents to Sea Ray that it has not breached or otherwise violated any term or condition of any previous Agreement with Sea Ray.

22. Disputes: All disputes, controversies or claims connected with, arising out of, or relating to this Agreement, or any modification, extension or renewal thereof, or to any causes of action that result from such relationship, shall be subject exclusively to the remedy of arbitration described herein, including but not limited to sums due under this Agreement, the interpretation, performance or nonperformance of this Agreement, and claim for damages or rescission, a breach of default of this Agreement, the creation, termination or nonrenewal of this Agreement (such as a dispute regarding the causes, validity or circumstances of the termination, nonextension, or nonrenewal), and trade regulations or antitrust claims, whether such controversies or claims are in law or equity or include claims based upon contract, statute, tort or otherwise. All controversies shall be conducted in accordance with the American Arbitration Association Commercial Arbitration Rules.

The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. § 1-16, as amended, and judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof. The place of the arbitration shall be at Chicago, Illinois. Dealer consents to personal jurisdiction of such court, including the federal and state courts located in the State of Illinois. The arbitrator is not empowered to and shall not award damages in excess of actual damages and in no event shall the arbitrator award punitive, special or consequential damages, or prejudgment interest.

This paragraph shall survive the expiration or termination of the Agreement.

Except for sums owing to Sea Ray all arbitration claims and proceedings must be instituted within one (1) year after the cause of action arises, and the failure to institute arbitration proceedings within such period shall constitute an absolute ban to the institution of any proceedings and a waiver and relinquishment of all such claims.

23. Guarantee: As a condition for Sea Ray’s entering into this Agreement, the parent of Dealer has signed this document as evidence of its irrevocable guarantee of the Dealer’s performance of all the financial duties and financial obligations provided for in this Agreement.

24. Reservation of Rights: Sea Ray grants to Dealer only those rights expressly stated in this Agreement. Except to the extent otherwise expressly provided in this Agreement, Sea Ray retains all rights. This Agreement does not concern any other brands or products, except the Sea Ray Products defined in Paragraph 1.

25. Confidentiality. Each party shall maintain as confidential all proprietary business information, trade secrets and all materials containing confidential business information provided by such party to the other party, including but not limited to customers, vendors, inventions, concepts, designs, structures, formulas, processes, financial information, employees, strategic plans, acquisition plans or other business affairs of the disclosing party. Each party, on behalf of its directors, officers, employees and agents to whom such information and materials are disclosed, agree that it shall keep such information and materials confidential both during and after the term of this Agreement for a period of three (3) years provided that if any such information or material is a trade secret, then the obligations under this Paragraph shall survive the termination of this Agreement for the longer of five (5) years or the length of time such information remains a trade secret.

These obligations of confidentiality do not apply to any information which (1) was known to the receiving party prior to receipt from the disclosing party; (2) is independently developed by the receiving party, provided that the burden of proof of such independent development shall be on the receiving party; (3) is or becomes publicly known without the fault of the receiving party; (4) is or becomes rightfully available to the receiving party without confidential restriction from a source not bound by a confidentiality obligation to the disclosing party; (5) is required by law to be disclosed or pursuant to court or government action provided, the disclosing party is given reasonable prior notice of such disclosure; or (6) is disclosed pursuant to agreement of the parties.

26. Miscellaneous: In case of any dispute relating to the rights and duties imposed by this Agreement, both parties will openly discuss and make reasonable efforts at amicable resolution. Except as expressly described to the contrary in this Agreement, the rights and remedies of each party are not exclusive. Unless otherwise provided, where either party has a right to make a determination or pursue or not pursue a particular course of action under the terms of this Agreement, such as, for example granting consent or approval, such determinations and decisions shall be made by such party in its sole discretion. As defined herein, a domestic Sea Ray dealer shall be an authorized Sea Ray dealer whose territory is located solely within the continental Unites States.

IN WITNESS WHEREOF, Sea Ray and Dealer have executed this Agreement as of the date first above written.

SEA RAY DIVISION OF BRUNSWICK CORPORATION		MARINEMAX, INC.

BY:	/s/Cynthia M. Trudell	BY:	/s/ Michael H. McLamb

	CYNTHIA M. TRUDELL GROUP PRESIDENT		MICHAEL H. McLAMB EXECUTIVE VICE PRESIDENT

Date:	December 7, 2005	Date:	December 7, 2005